ALIGHT, INC.

4 Overlook Point

Lincolnshire, IL 60069

VIA EDGAR

May 10, 2022

Re: Alight, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 10, 2022

File No. 001-39299

Form 8-K

Furnished February 23, 2022

File No. 001-39299

Mr. Stephen Kim and Ms. Lyn Shenk

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Kim and Ms. Shenk:

Alight, Inc. (the “Company”) is submitting the following responses to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated May 3, 2022, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 filed on March 10, 2022 (the “Form 10-K”) and the Company’s Form 8-K furnished on February 23, 2022.

To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Review of Results

Non-GAAP Financial Measures, page 33

1.
Please revise to move this disclosure to follow your discussion and analysis of results of operations on a GAAP basis.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that in future periodic reports, it will move the above-referenced disclosure to follow its discussion and analysis of results and operations on a GAAP basis.

Alight, Inc.

May 10, 2022

The Company also respectfully directs the Staff’s attention to its most recent Quarterly Report on Form 10-Q, filed with the Commission on May 9, 2022 (the “Form 10-Q”), where the Company presented such non-GAAP financial measures accordingly on pages 34-36.

Adjusted EBITDA and Adjusted EBITDA less Capital Expenditures, page 34

2.
For the non-GAAP financial measure Adjusted EBITDA less Capital Expenditures, please address the following:
•
Please revise the title of Adjusted EBITDA less Capital Expenditures to better describe the nature of this non-GAAP financial measure. In this regard, we note that its reconciliation to the most directly comparable GAAP measure starts with cash provided by operating activities rather than net (loss)/income. In addition, you defined free cash flow as Adjusted EBITDA less capital expenditures and used these terms interchangeably in your fiscal year end earnings release (Exhibit 99.1 to Form 8-K filed on February 14, 2022).
•
As you define free cash flow as Adjusted EBITDA less capital expenditures in your earnings release, please tell us how you considered Item 10(e)(1)(ii) of Regulation SX. In this regard, certain adjustments to arrive at the non-GAAP financial measure appear to be charges that required cash settlement (e.g. transaction and integration expenses, non-recurring professional expenses, transformation initiatives, etc.).

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it utilizes both Adjusted EBITDA and Adjusted EBITDA less Capital Expenditures as performance measures in reviewing the Company’s results of operations, as well as for forecasting, allocating resources and establishing employee incentive programs. The Company believes each of these metrics provides useful information to investors because each is an indicator of the strength and performance of the Company’s ongoing business operations. For this reason, Company management currently discloses and reviews Adjusted EBITDA less Capital Expenditures as a performance measure along with Adjusted EBITDA in the “Review of Results” subsection of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of its periodic reports, rather than as a liquidity measure within the “Liquidity” subsection of the MD&A. Management further stresses the use of Adjusted EBITDA less Capital Expenditures as a performance measure as opposed to a liquidity measure in the MD&A: “Adjusted EBITDA and Adjusted EBITDA less Capital Expenditures should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to stockholders or as a measure of cash that will be available to us to meet our obligations” (emphasis added).

Upon further consideration in light of the Staff’s comment, the Company will no longer define Adjusted EBITDA less Capital Expenditures as Free Cash Flow or otherwise use Free Cash Flow interchangeably with Adjusted EBITDA less Capital Expenditures. In addition, as reflected on pages 35-36 of the Form 10-Q and the Company’s most recent earnings press release for the first quarter 2022 (furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated May 9, 2022) (the “First Quarter Press Release”), starting in the period ended March 31, 2022, the Company will reconcile Adjusted EBITDA less Capital Expenditures to Net Income (Loss) as opposed to reconciling it to Cash Provided by Operating Activities.

Alight, Inc.

May 10, 2022

The Company believes its presentation of Adjusted EBITDA and Adjusted EBITDA Less Capital Expenditures is not misleading and is otherwise consistent with the guidance in Question 100.01 of the Commission’s Non-GAAP Compliance and Disclosure Interpretations (“Question 100.01”) and Rule 100(b) of Regulation G (“Rule 100(b)”). Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and intangible amortization adjusted for the impact of certain non-cash items such as stock compensation, fair value remeasurement of the Tax Receivable Agreement (as defined in the Form 10-K) and financial instruments as well as other items that the Company does not consider in the evaluation of ongoing operational performance. This metric is used by management and our stakeholders to provide useful supplemental information that enables a better comparison of our performance across periods and a more discrete evaluation of our core operating performance. Similarly, Adjusted EBITDA less Capital Expenditures further enhances the metric by excluding one-time, non-recurring investments in the Company’s business and operations.

As reflected on pages 35-36 of the Form 10-Q and the First Quarter Press Release and discussed above, the Company will include Adjusted EBITDA less Capital Expenditures within its detailed, performance-oriented non-GAAP reconciliation table, which includes a reconciliation of Adjusted EBITDA, in its periodic reports and earnings press releases. These reconciliations will clearly demonstrate the impact of the irregular and/or non-cash expenses mentioned in the preceding paragraph and the variability of the non-GAAP measures and their components in the current and prior periods.

For the foregoing reasons, the Company believes its presentation of Adjusted EBITDA and Adjusted EBITDA less Capital Expenditures is consistent with Question 100.01 Rule 100(b) because such measures, taken together with the information accompanying such measures and the related discussion of such measures, are not misleading. The Company respectfully advises the Staff that it will continue to regularly review the appropriateness of its non-GAAP financial measures and their related adjustments.

Segment Revenue and Adjusted EBITDA, page 39

3.
Please revise to include a discussion and analysis of all material costs and expenses attributable to your reportable segments that are not included in computing the segment measure of adjusted EBITDA, for example, depreciation and amortization. Refer to 104.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for further guidance.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it has included disclosure responsive to this comment on pages 37-38 of the Form 10-Q. In the Company's periodic reports, the Company will continue to include a discussion and analysis of material costs and expenses attributable to its reportable segments that are not included in computing the segment measure of Adjusted EBITDA to better clarify the impact of such costs and expenses, particularly where such costs and expenses disproportionately impact a particular segment.

Notes to Consolidated Financial Statements

10. Share-Based Compensation Expense, page F-31

4.
Please revise to disclose all information required under ASC 718-10-50-2 (e.g. general terms of awards, methods utilized to measure compensation cost, a description of the

Alight, Inc.

May 10, 2022

significant assumptions used to estimate the fair value, aggregate intrinsic value of RSUs and PRSUs, etc.).

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that, as disclosed on page F-33 of the Form 10-K, it recorded $67 million of share-based compensation costs for the Successor (as defined in the Form 10-K) six months ended December 31, 2021 but only $5 million for the Predecessor (as defined in the Form 10-K) six months ended June 30, 2021. In preparing the Form 10-K, the Company accordingly focused its disclosures on stock-based awards issued by the Successor given the relatively more significant impact of such awards as compared to the stock-based awards granted during the Predecessor periods. The Company respectfully advises the Staff that in light of the Staff’s comment, it will include all information required under ASC 718-10-50-2 for both the Predecessor and the Successor periods in its future periodic reports to the extent applicable. For the Staff’s convenience, the modifications the Company proposes to make in its future Annual Reports on Form 10-K are expected to be substantially consistent with the changes appended hereto as Exhibit A (marked to the disclosures in the Form 10-K, with additions indicated in bolded/underlined font and deletions indicated with strikethrough font).

Item 9A. Controls and Procedures

Internal Control over Financial Reporting, page F-45

5.
Please revise to include the internal control over financial reporting language in the introductory portion of paragraph 4 of the Section 302 certification, as well as paragraph 4(b). Refer to Section 215.02 of the Regulation S-K Compliance & Disclosure Interpretations.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it included the above-referenced internal control over financial reporting language in the introductory portion of paragraph 4, as well as paragraph 4(b), of the Section 302 certifications signed by each of the Company’s Principal Executive Officer and Principal Financial Officer filed as Exhibits 31.1 and 31.2, respectively, to the Form 10-K (the “Certifications”). To the extent the Certifications are otherwise deficient, the Company would appreciate discussing with the Staff which aspect is deficient.

Section 215.02 of the Regulation S-K Compliance & Disclosure Interpretations (“Section 215.02”) provides that the Staff “would not object if the surviving issuer [in certain acquisition transactions] were to exclude management’s assessment of internal control over financial reporting in the Form 10-K covering the fiscal year in which the transaction was consummated” and further notes, “[s]imilar conclusions may also be reached in transactions involving special-purpose acquisition companies.” As disclosed under the "Business—Overview" subsection of the MD&A on page 29 of the Form 10-K, the Company is the successor entity to a special purpose acquisition company after the Business Combination (as defined in the Form 10-K).

As disclosed under the “Internal Control over Financial Reporting” subsection of Item 9A of the Form 10-K, the Company concluded, consistent with Section 215.02, that “management was unable, without incurring unreasonable effort or expense, to complete an assessment of [the Company’s] internal control over financial reporting as of December 31, 2021.” When read with the Certifications, the Company respectfully submits that it is clear to the Company’s investors that its

Alight, Inc.

May 10, 2022

Principal Executive and Financial Officers are responsible for establishing and maintaining internal control over financial reporting and have designed such controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, but management’s assessment thereof would have been unduly burdensome given the timing of the closing of the Business Combination (as defined in the Form 10-K) and the preparation and filing of the Company’s first annual financial report compliant with the Securities Exchange Act of 1934, as amended. The Company further undertakes that it will include a report of management’s assessment regarding internal control over financial reporting and an attestation report of the Company’s registered public accounting firm in its Annual Report on Form 10-K for the year ending December 31, 2022.

Form 8-K Furnished February 23, 2022

Exhibit 99.1

6.
Throughout your press release, you present non-GAAP financial measures to describe performance while their respective most directly comparable GAAP measures were omitted. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that when presenting non-GAAP financial measures in future earnings press releases, it will present the most directly comparable GAAP measures with equal or greater prominence.

The Company also respectfully directs the Staff’s attention to the First Quarter Press Release, where it presented net loss in the first bullet under "First Quarter 2022 and Subsequent Highlights," which is prior to presenting Adjusted EBITDA in the second bullet under such section.

* * *

Alight, Inc.

May 10, 2022

Please do not hesitate to call me at (224) 737-1098 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

ALIGHT, INC.

/s/ Katie J. Rooney

Katie J. Rooney

Chief Financial Officer

cc: Alight, Inc.

Stephan D. Scholl

Paulette R. Dodson

Alight, Inc.

May 10, 2022

Exhibit A

Note: Added text shown UNDERSCORED; deleted text shown ~~STRIKETHROUGH~~

10. Share-Based Compensation Expense

Predecessor Plans

Prior to the Business Combination, share-based payments to employees include grants of restricted share units (“RSUs”) and performance based restricted share units (“PRSUs”), which consist of both Class A-1 and Class B common units in each type, are measured based on their estimated grant date fair value. The grant date fair value of the RSUs is equal to the value of the shares acquired by the Predecessor’s initial investors at the time of Alight Holding’s formation in 2017. The grant date fair values of the PRSUs are based on a Monte Carlo simulation methodology, which requires management to make certain assumptions and apply judgement.

Management determined the expected volatility based on the average implied asset volatilities of comparable companies as we do not have sufficient trading history for the PRSUs. The expected term represents the period that the PRSUs are expected to be outstanding. Because of the lack of sufficient historical data necessary to calculate the expected term, we used the contractual vesting period of five years to estimate the expected term. For the Predecessor period, the key assumptions included in the Monte Carlo simulation were expected volatility of 45%, a risk-free interest rate of 1% and no expected dividends.

The Company recognizes share-based compensation expense on a straight-line basis over the requisite service period for awards expected to ultimately vest. As a result of the change in control related to the Business Combination, the vesting of the time-based PRSU ~~RSU~~ Class B units accelerated on the Closing Date. Prior to the Closing Date, the time-based PRSUs vested ratably over periods of one to five years. The remaining unvested PRSU Class B units have vesting conditions that are contingent upon the achievement of defined internal rates of return and multiples on invested capital occurrence and of certain liquidity events. The Class A-1 RSUs and PRSUs that were unvested as of the Closing Date have time-based and/or vesting conditions that are contingent upon the achievement of defined internal rates of return and multiples on invested capital occurrence and of certain liquidity events. Both the unvested Class A-1 and Class B units were replaced with unvested Alight common shares as discussed below.

The following tables summarizes the unit activity related to the RSUs and PRSUs during the Predecessor periods as follows:

		Weighted		Weighted
		Average		Average
		Grant Date		Grant Date
		Fair Value		Fair Value
Predecessor	RSUs	Per Unit	PRSUs	Per Unit
Balance as of December 31, 2018	3,525	$5,347	6,492	$2,952
Granted	862	4,578	1,725	4,572
Vested	(1,123)	6,581	—	—
Forfeited	(357)	4,037	(654)	2,626
Balance as of December 31, 2019	2,907	$4,785	7,563	$3,350
Granted	1,990	4,578	5,469	4,572
Vested	(944)	5,374	—	—
Forfeited	(954)	4,491	(3,809)	3,513
Balance as of December 31, 2020	2,999	$4,563	9,223	$4,015
Granted	254	28,875	389	24,420
Vested	(517)	5,459	—	—
Forfeited	(121)	4,527	(567)	2,626
Balance as of June 30, 2021	2,614	$6,741	9,045	$4,888

Alight, Inc.

May 10, 2022

Successor Plans

Share-based payments consist of grants of RSUs and PRSUs. The Company recognizes compensation expense on a straight-line basis over the requisite service period for awards expected to ultimately vest.

Predecessor Replacement Awards

In connection with the Business Combination, the holders of certain unvested awards under the Predecessor plans were granted replacement awards in the Successor company.

•
Class B units: The unvested Class B units of Alight Holdings were granted replacement Unvested Class A common shares, Unvested Class B-1 common shares, and Unvested Class B-2 common shares of the Company that ultimately vest on the third anniversary of the Closing Date, but could vest earlier based on the achievement of certain market-based ~~vesting terms consistent to those under the Predecessor Plan~~ conditions.
•
Class A-1 units: The unvested Class A-1 units of Alight Holdings were granted replacement Unvested Class A common shares, Unvested Class B common shares, and Unvested Class B-2 common shares of the Company on an equivalent fair value basis. The ~~time~~ service-based portion of the grant vests ratably over periods of two to five years and the remaining portion vests upon the achievement of certain market-based~~vesting~~ conditions ~~are consistent with those under the Predecessor Plan~~.

The Class B and Class A-1 units that were replaced represent the Unvested Class A, Unvested Class B-1 and Unvested Class B-2 common shares subject to the forfeiture re-allocation provision per the Class Z instruments discussed in Note 9 “Stockholders’ and Members’ Equity”. These unvested shares are accounted for as restricted stock in accordance with ASC 718.

Successor Awards

In connection with the Business Combination, the Company adopted the Alight, Inc. 2021 Omnibus Incentive Plan. Under this plan, for grants issued during the Successor six months ended December 31, 2021, approximately 50% of the units are subject to time-based vesting requirements and approximately 50% are subject to performance-based vesting requirements. The majority of the time-based RSUs vest ratably each December 31 over a three-year period with one-third vesting on December 31, 2021, 2022 and 2023. The majority of the PRSUs vest upon achievement of the Company’s performance goal, Total Contract Value of Business Process as a Service ("BPaaS"). The Company begins to recognize expense associated with the PRSUs when the achievement of the performance condition is deemed probable.

The fair value of each RSU and PRSU is based upon the grant date market price. The aggregate grant date fair value of RSUs and PRSUs granted during the Successor period six months ended December 31, 2021 was $119 million and $115 million, respectively.

Restricted Share Units and Performance Based Restricted Share Units

The following tables summarizes the unit activity related to the RSUs and PRSUs during the Successor six months ended December 31, 2021:

Alight, Inc.

May 10, 2022

		Weighted		Weighted
		Average		Average
		Grant Date		Grant Date
		Fair Value		Fair Value
Successor	RSUs(1)	Per Unit	PRSUs(1)	Per Unit
Balance as of July 1, 2021	854,764	$9.91	7,816,743	$9.56
Granted	9,475,330	12.60	9,107,424	12.63
Vested	(3,014,054)	12.62	—	—
Forfeited	(167,624)	12.64	(181,054)	12.51
Balance as of December 31, 2021	7,148,416	$12.27	16,743,113	$11.20

(1)
These share totals include both unvested shares and restricted stock units.

Share-based Compensation

The Company recorded share-based compensation costs related to the RSUs and PRSUs for the Successor six months ended December 31, 2021 and the Predecessor six months ended June 30, 2021 and years ended December 2020 and 2019 of $67 million, $5 million, $5 million and $9 million, respectively.

As of December 31, 2021, total future compensation expense related to unvested RSUs was $84 million which will be recognized over a remaining weighted-average amortization period of approximately 1.6 years. As of December 31, 2021, total future compensation expense related to PRSUs was $156 million which will be recognized over approximately the next 2.2 years.